WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

September 14, 2020

VIA EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: WisdomTree Trust

File No. 333-239992

Dear Mr. Ganley:

This response is provided on behalf of WisdomTree Trust (the "Registrant") with respect to a Staff comment received on September 10, 2020 relating to the Registrant's amended Registration Statement on Form N- 14 (the "Registration Statement") pertaining to the reorganization of the WisdomTree Continuous Commodity Index Fund (the "Target Fund") into and with the WisdomTree Enhanced Commodity Strategy Fund, which was filed with the U.S. Securities and Exchange Commission on September 9, 2020. The Staff's comment and the Registrant's response are set forth below.

Comment: In Appendix B, please remove the second sentence in the paragraph preceding the Target Fund Financial Highlights table.

Response: We have removed the sentence as requested.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M.Louvar Ryan M. Louvar Secretary

cc:Joanne Antico, Esq. (WisdomTree)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)